SEC File No. 0-18267
                                                       CUSIP Number: 62888Q 10 9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    / / Form 10-K    / / Form 20-F    / / Form 11-K    /X/ Form 10-Q
                / / FORM N-SAR   / / FORM N-CSR

    For Period Ended: March 31, 2006
                      --------------
    / /  Transition Report on Form 10-K
    / /  Transition Report on Form 20-F
    / /  Transition Report on Form 11-K
    / /  Transition Report on Form 10-Q
    / /  Transition Report on Form N-SAR
         For the Transition Period Ended: ___________________________________

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION


                                 NCT Group, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

                                20 Ketchum Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                               Westport, CT 06880
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or
           /X/ before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As outlined in a Current Report on Form 8-K filed on April 17, 2006, NCT Group, Inc. (the "Company" or "NCT") is in the process of restating its previously issued audited consolidated financial statements contained in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2004 and NCT's previously issued unaudited condensed consolidated financial statements contained in the Company's Quarterly Reports on Form 10-Q or Form 10-Q/A as of and for the three months ended March 31, June 30 and September 30, 2005. This effort has required the Company to devote a significant amount of resources to completing the restatement of prior financial statements, and, as a result, the Company has not yet been able to complete its interim consolidated financial statements for the three months ended March 31, 2006. The Company is currently in the process of completing such financial statements and will file its amended Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and its amended Annual Report on Form 10-K/A2 for the year ended December 31, 2004 as soon as they are completed, which the Company anticipates will be in the near future. Once these amended reports are filed, the Company will file its Quarterly Report for the quarter ended March 31, 2006 as soon thereafter as practicable.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Cy E. Hammond                   (203)                          226-4447
--------------------------------------------------------------------------------
        (Name)                    (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects revenue for its quarter ended March 31, 2006, to be approximately $1.0 million, a decrease of approximately 42% from revenue of $1.6 million in the quarter ended March 31, 2005. At this time, the Company anticipates that net loss for its quarter ended March 31, 2006 will be ($0.02) per share as compared to ($0.03) per share for its quarter ended March 31, 2005.

--------------------------------------------------------------------------------

                                 NCT Group, Inc.
                                 ---------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     May 16, 2006                     By:   /s/  Cy E. Hammond
      -------------------                       --------------------------------
                                                Cy E. Hammond
                                                Senior Vice President,
                                                Chief Financial Officer